Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	(dollars in thousands)
Earnings: Income before provision for income taxes	$163,662	$182,074	$ 560,977	$515,028
Interest expense	238,625	167,518	651,789	452,079
Implicit interest in rents	4,921	4,541	14,284	13,531
Total earnings	$407,208	$354,133	$1,227,050	$980,638
Fixed charges: Interest expense	$238,625	$167,518	$ 651,789	$452,079
Implicit interest in rents	4,921	4,541	14,284	13,531
Total fixed charges	$243,546	$172,059	$ 666,073	$465,610
Ratio of earnings to fixed charges	1.67	2.06	1.84	2.11

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